Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

December 19, 2005

3.

News Release

December 19, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced today that it has negotiated a joint venture agreement between its wholly owned subsidiary, Titan Trading USA, and a leading financial institution to begin a 90 day beta test of its proprietary Titan Order Processing System (TOPS) software

The Corporation also announced the resignation of Margo Kaufman as Chief Financial Officer.

5.

Full Description of Material Change

The Corporation announced today that it has negotiated a joint venture agreement between its wholly owned subsidiary, Titan Trading USA, and a leading financial institution to begin a 90 day beta test of its proprietary Titan Order Processing System (TOPS) software. This new venture will provide 2.4 million dollars of trading capital, and profits will be split on a 50-50 basis. A longer-term arrangement will be negotiated at the end of the test period.

Titan Trading USA is also actively developing a team to trade currencies around the clock using Titan’s TOPS software.

The Corporation also announced the resignation of Margo Kaufman as Chief Financial Officer.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

December 19, 2005